MADERO, INC.
                       1132 East Plaza Blvd. Suite 203-409
                             National City, CA 91950
                    Phone: (775) 352-3855 Fax (775) 583-9009


July 20, 2007


Mr. Joshua Ravitz
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street N.E.
Washington, DC 20549-3561

RE: Madero, Inc.
    Form SB-2 Registration Statement
    Filed July 18, 2007
    File No. 333-143845

Dear Mr. Ravitz:

This letter shall serve as the request of Madero, Inc., pursuant to Rule 461, to accelerate the effectiveness of the company's registration statement to Thursday, July 26, 2007, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply with those obligations.

We also make the following representations:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely,


/s/ Mike Lizarraga
---------------------------
Mike Lizarraga
President